QuickLinks -- Click here to rapidly navigate through this document

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bed Bath & Beyond Inc.:

        We consent to use of our reports dated May 11, 2005, with respect to the consolidated balance sheets of Bed Bath & Beyond Inc. as of February 26, 2005 and February 28, 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows, for each of the fiscal years in the three-year period ended February 26, 2005, management's assessment of the effectiveness of internal control over financial reporting as of February 26, 2005 and the effectiveness of internal control over financial reporting as of February 26, 2005, incorporated herein by reference.

KPMG LLP

New York, New York
June 24, 2005

QuickLinks

Consent of Independent Registered Public Accounting Firm